EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Third Amended and Restated Application dated August 20, 2010 for and on behalf of GE Asset Management Incorporated (the “Adviser”); that he is a Senior Vice President and Associate General Counsel of the Adviser; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ JoonWon Choe
Senior Vice President and Associate General Counsel

A-2